UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Oriental Culture Holding, LTD.

Full Name of Registrant

N/A
Former Name if Applicable

Room 1310, Tower B, Harbour View Building, Eastern District
Address of Principal Executive Office (Street and Number)

Hong Kong
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Oriental Culture Holding LTD. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yi Shao	852	3579-5532
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oriental Culture Holding LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2025	By:	/s/ Yi Shao
Yi Shao
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate that we will report the following significant changes in the results of operations from the 2024 fiscal year:

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,				Variance
	2024		2023		Amount	%
	Revenue	%	Revenue	%
Listing services fees(1)	$103,807	16.7	$457,176	28.9	$(353,369)	(77.3)%
Transaction fees(2)	296,379	47.6	806,794	51.1	(510,415)	(63.3)%
Marketing services fees(3)	156,995	25.2	166,444	10.5	(9,449)	(5.7)%
Other revenues(4)*	65,509	10.5	149,644	9.5	(84,135)	(56.2)%
Total operating revenues	$622,690	100.0	$1,580,058	100.0	$(957,368)	(60.6)%

*	Including $54,633 and $144,609 from related parties for the years ended December 31, 2024 and 2023, respectively.

(1) Listing service fees: Total listing service fees decreased by approximately $0.4 million or 77.3% from approximately $0.5 million for the year ended December 31, 2023 to approximately $0.1 million for the same period in 2024. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. In addition, there was a decrease in listing values of approximately $9.3 million generated by new products listings with approximately $25.0 million and $15.7 million for 2023 and 2024, respectively. The numbers of new collectibles/artwork and commodities that were successfully listed on our platforms decreased from 135 for the year ended December 31, 2023 to 7 for the year ended December 31, 2024. The decrease in the value generated by new product listings was mainly due to the decrease of the numbers of new products which caused by the impact from the freezing of bank accounts caused by the ongoing investigation of our shareholders starting in the second half of 2022 as it was hard to keep clients.

(2) Transaction fee revenue:

Total transaction fee revenue decreased by approximately $0.5 million or 63.3% from approximately $0.8 million for the year ended December 31, 2023 to approximately $0.3 million for the same period in 2024. The decrease was due to the decrease in total transaction value. Transaction fee revenue is calculated based on a certain percentage of the transaction value per transaction. Our total transaction value decreased from approximately $0.5 billion the year ended December 31, 2023 to approximately $0.1 billion for the same period in 2024. The decrease in our transaction was mainly due to negative impact from the freezing of bank accounts caused by the ongoing investigation of our related party that started in second half of 2022 which reduced overall customers transactions.

(3) Marketing service fees: Marketing service fees decreased by approximately $10,000 or 5.7% from approximately $170,000 for the year ended December 31, 2023 to approximately $160,000 for the same period in 2024. The decrease was due to the decrease in demand for marketing services from customers to promote their listed items.

(4) Other revenues: Total other revenues decreased by $84,135 or 56.2% from $149,644, which included $144,609 from providing technological services to our related parties for the same period in 2023 to $65,509, which included $54,633 from providing technological services to our related parties for the same period in 2024. The decrease was primarily because we provided less consulting and training services to traders for the year ended December 31, 2024.

Cost of Revenues

Cost of revenues decreased by approximately $0.2 million or 55.1% from approximately $0.4 million including approximately $0.06 million from a related party for the year ended December 31, 2023 to approximately $0.2 million including $0.02 million from a related party for the same period in 2024. The decrease in cost of revenues was primarily due to the decrease in employee salaries of approximately $79,000, decrease in system fees of approximately $79,000, and decrease in warehouse storage of approximately $43,000. The warehouse storage fees were charged based on certain percentage of listing value of commodities, decrease in warehouse storage fee was due to decrease in overall listing value of products.

Gross Profit

Gross profit decreased by approximately $0.7 million or 62.5% from approximately $1.2 million for the year ended December 31, 2023 to approximately $0.5 million for the year ended December 31, 2024. Gross margin for the years ended December 31, 2024 and 2023 were approximately 70.7% and approximately 74.3%, respectively.

Selling and Marketing Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Years Ended December 31,				Variance
	2024		2023		Amount	%
	Expense	%	Expense	%
Selling and marketing	$(207,842)	5.7	$(618,111)	11.2	$410,269	(66.4)%
General and administrative	(3,325,474)	91.4	(4,657,438)	84.5	1,331,964	(28.6)%
General and administrative – related parties	(104,391)	2.9	(234,289)	4.3	129,898	(55.4)%
Total operating expenses	$(3,637,707)	100.0	$(5,509,838)	100.0	$1,872,131	(34.0)%

Selling expenses decreased by approximately $0.4 million, or 66.4%, from approximately $0.6 million for the year ended December 31, 2023 to approximately $0.2 million for the same period in 2024. The decrease was primarily due to the decrease in marketing expenses of approximately $0.2 million as we paid less commissions due to less new listings and traders introduced by third parties. The Company has two types of reward program, one is to rebate directly to customers while the other is to reward third party sales agents. Rebates to customers are considered as a reduction in sales price, so the rebate is instantaneous while rebates to third party sales agents is usually paid in one to three months in arrears.

General and Administrative Expenses

Our general and administrative expenses decreased by approximately $1.5 million, or 29.9% from approximately $4.9 million including approximately $0.2 million to a related party for the year ended December 31, 2023 to approximately $3.4 million including approximately $0.1 million to a related party for the same period in 2024. The decrease in our general and administrative expenses was primarily due to decreased tech service fee of approximately $0.9 million, decreased professional fees of approximately $0.5 million, decreased office expenses of approximately $0.1 million, decreased depreciation and amortization expenses of approximately $0.1 million, and decreased travel and meeting related fees of approximately $0.1 million and as we incurred less professional services and management needs due to less business and revenues in 2024, offset by increased stock compensation expenses of approximately $0.5 million due to the granted stock awards pursuant to the 2021 Omnibus Equity Plan and increased research and development fees for the improvement of platform to explore other business lines on our platform of approximately $0.1 million.

Provision for Income Taxes

Our provision for income taxes amounted to $93 and $14,833 for the year ended December 31, 2024 and 2023, respectively. We generated most of our income from the subsidiaries of our VIE that had preferential tax treatment which are formed and registered in Kashi in Xinjiang Provence, China. We also have provided 100% allowance on net operating losses from our VIE which incurred losses.

Net Loss

Our net loss decreased by approximately $1.2 million, or 32.4%, from $3.6 million for the year ended December 31, 2023 to approximately $2.4 million for the same period in 2024. Such change was the result of the combination of the changes as discussed above.

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